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Exhibit 4

Form of Executive Contract

[Executive Name]

[Executive Address]

Dear [                    ]

        This is to confirm the terms of employment which are applicable as of the date when you commenced your new position as [title], [position].

        Your duties and responsibilities will be determined by [Nokia / Nokia Board of Directors] and you will at all times perform those duties and responsibilities in an honest, efficient and competent manner adhering to all applicable laws as well as all relevant Nokia guidelines and Nokia policies while promoting the best interests of Nokia.

        Nokia shall at any time without notice be free to change your duties and responsibilities within Nokia.

        You hereby confirm that you are not aware of any restrictions to your ability to serve in your new position in accordance with the terms of this agreement or under applicable laws.

        Your compensation will be determined [by Nokia / Nokia Board of Directors] on an annual basis in the form of annual gross base salary. In addition to the annual gross base salary you will be eligible for management incentives based on incentive schemes decided by the Nokia Board of Directors.

        You will also be eligible to participate in Nokia's equity based compensation programs according to Nokia's applicable eligibility guidelines [and as determined by the Nokia Board of Directors]. You will be responsible for any and all personal tax and other payments, such as social security contribution payments, which are triggered by the participation in those programs.

        Your compensation includes holiday and overtime compensation and your base salary will be paid out on a monthly basis, calculated as being 1/12,6 of your annual base salary.

        You will be entitled to other benefits in accordance with applicable Nokia policies and general practices, which are subject to change at any time at the sole discretion of Nokia. Currently such benefits include reimbursement for travel expenses, entertainment expenses and certain other defined costs and expenses; a company car, annual vacation pay; pension benefits, and certain life, disability and other insurances.

        All benefits, compensation and other payments made by Nokia will be subject to applicable tax and other laws, including tax and other withholding requirements.

        You may not without the prior written consent by [Nokia / Chairman of the Board of Directors and / or Chairman of the Personnel Committee] commit yourself to any other employment or assignment as a partner, shareholder, manager, employee, consultant, adviser, independent contractor or otherwise. However this will not include any ownership representing less than five percent in a company quoted on a national stock exchange. You may also invest in common funds, mutual funds and other corresponding investment vehicles which do not compete with Nokia if you do not participate in managing or administrating those funds or other investment vehicles. In addition, in line with the company's policy on accepting external board memberships, you may with the prior written consent by [Nokia / Chairman of the Personnel Committee] act as a member of an administrative body or have an advisory role of a corporation not competing with Nokia.

        You will not for a period of twelve months following the termination of this agreement directly or indirectly engage in any activity competing with Nokia, or prepare for the engagement in such activity. Nokia shall provide you with monetary compensation in the form of an additional and separate payment for any parts of the twelve month non-compete period which falls outside of a notice of termination period. However if Nokia provides a payment in lieu of a termination notice period for the whole non-compete period, or if you are in material breach of this agreement, then no such additional and separate payment will be made. The additional and separate payment will be calculated on a pro-rata basis based on your annual base salary and management incentive, payable at a pro-rata of 100% of target. Nokia can at its sole discretion decide not to enforce part or all of this non-compete obligation, in which case any additional and separate payment shall be treated accordingly. Furthermore you agree not to, directly or indirectly, contribute to the solicitation for employment outside of Nokia of any Nokia employee during the same time period.

        You may terminate this agreement without cause upon [    ] months written notice and Nokia can do likewise upon [    ] months written notice. Either party can terminate the agreement without notice if the other party has committed a material breach of this agreement. If Nokia is in material breach of this agreement you will be entitled compensation in the form of gross base salary and management incentive, payable at 100% of target, which is equivalent to [    ] months of notice. It shall be considered a material breach of this agreement if you at any time are grossly negligent in carrying out your duties and responsibilities. The agreement shall terminate automatically in case of your death, retirement, declaration of personal bankruptcy, application for debt reconstruction or failure to meet any applicable legal requirement which are relevant to your position or duties and responsibilities.

        If you are prevented from performing your duties and responsibilities due to illness or injury, you will be entitled to receive 1/12,6 of your gross base salary per month during a maximum of [    ] month period after which time Nokia shall be free to terminate this agreement without further notice. The monthly payments will be offset by any mandatory or voluntary insurance scheme payments during the period.

        In case of termination of this agreement for any reason you will be entitled to the base salary accrued but not paid out at the time of termination. Management incentive will however only be payable if you have remained an employee during the whole relevant management incentive period. In addition, if you at any time have been engaged in competitive activities in breach of this agreement then Nokia will be entitled to, among other things, immediately cease any payment to you and may in addition reclaim any compensation paid out during the period you have been engaged in competing activities.

        Nokia may at its sole discretion convert any part of any notice period under this agreement to the equivalent sum in base salary and management incentive, payable at 100% of target, to be paid as a lump sum or in equal monthly installments over the otherwise applicable notice period.

        In case this agreement is terminated, the treatment of vested stock options and other vested equity which has been granted to you will be determined in accordance with the respective plan rules and grant terms. However, if under any applicable Nokia insider policy or other Nokia policies, or mandatory law, you would at the time of termination be prevented from exercising your vested stock options, Nokia shall not redeem such vested stock options at termination. You will instead be entitled to exercise such vested stock options immediately after the reason preventing you from any earlier exercise has been removed or ceased to exist.

        In case of termination of this agreement your employment with Nokia will automatically be deemed terminated. Likewise will this agreement automatically terminate if you cease to be an employee of Nokia. In case of termination of this agreement you will promptly resign from any other position you hold within Nokia and any position outside of Nokia which is held upon the request of Nokia.

        All copyrights and other rights covering inventions, know-how, works and other intellectual property relating to your employment at Nokia which you may have developed, created or contributed to, shall be Nokia property without any rights remaining with you. You agree to actively cooperate with Nokia to ensure that any such Nokia property is protected under applicable laws. You will not be entitled to any remuneration in addition to your compensation under this agreement relating to such Nokia property unless otherwise provided for by applicable mandatory law.

        You agree that both during the time this agreement is in force and at any time thereafter to observe absolute secrecy regarding any confidential information covering the business and operations of Nokia. Upon the termination of this agreement you will promptly return to Nokia any property belonging to Nokia, including any confidential material, received during your employment with Nokia.

        Any modification of this agreement will have to be made in writing and duly executed by both parties in order to be valid. If any part of this agreement is terminated, or found not to be valid or enforceable, then all other parts of the agreement will anyhow continue to remain in force without modification. In addition, the parts of this agreement containing your obligations relating to non-compete and non-solicitation, intellectual property and secrecy will survive any termination of this agreement.

        The agreement is subject to the laws of Finland and replaces and supersedes any and all similar prior agreements between the parties. Any dispute shall first be subject to negations between the parties. Failing resolution by means of negotiations, the dispute shall be finally settled by one arbitrator appointed by the Board of Arbitration of the Central Chamber of Commerce, unless otherwise mutually agreed in writing by the parties.

        Please confirm your agreement with the content of this letter by countersigning and returning a copy of this letter to Hallstein Moerk.

Yours sincerely,

[Executive's Manager]

Place and date

Executive

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  Exhibit 4
Form of Executive Contract